Exhibit (a)(1)(I)

FORM OF EMAIL NOTICE

REGARDING REJECTION OF OPTIONS FOR EXCHANGE

From: Societal CDMO, Inc.

Re: Notice of Rejection of Options for Exchange

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated June 1, 2022 (the “Exchange Offer”). With this letter, we are notifying you that Societal CDMO, Inc. (“Societal CDMO”) has rejected for exchange the options listed on your Election Form. Accordingly, your options will remain outstanding and subject to their original terms. For additional information regarding the rejection of your options for exchange, please contact us by email at optionexchange@societalcdmo.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Exchange Offer.